SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS REPORTS FOURTH QUARTER 2003 RESULTS
( Rio de Janeiro – February 13, 2004 ) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS
today released its consolidated results expressed in millions of reais , according to
Brazilian Generally Accepted Accounting Principles.

PETROBRAS reported consolidated net income of R$ 3,021 million in the fourth quarter. For the full year 2003, PETROBRAS' consolidated net income was R$ 17,795 million, a 120% increase over full year 2002. Consolidated net operating revenues in 4Q03 were R$ 23,952 million and the Company's market value was R$ 87,459 million on December 31, 2003.

  Consolidated net income in 4Q03 was R$ 3,021 million, due mainly to the gross margin of 44%, which was 8% higher than in 4Q02.

  This variation was caused by several factors: maintaining sales prices for some oil products in the domestic market in line with international prices and the exchange rate, which resulted in profitable margins on domestic market sales; higher volumes sold on the foreign markets (12%); lower expenses on imports of oil and oil products; and by the exchange rate gain of R$ 180 million, which a function of the 1% appreciation of the real against the dollar in 4Q03 on indexed assets and liabilities, net of losses on Company participation abroad.

  These factors were partially offset by the additional provision for contingent liabilities related to financial exposure for full year 2004, for businesses connected to the energy segment (R$ 1,415 million, net of the reversal of the excess provision for 2003), for the R$ 293 million provision for the contractual loss on tariffs charged for ship-or-pay transport on the oil pipeline in Ecuador for lower volumes sold in the domestic market (5%).

  Consolidated gross sales in 4Q03 were R$ 33,199 million, and net operating revenues were R$ 23,952 million (R$ 29,429 million and R$ 20,843 million, respectively, in 4Q02). In 2003, consolidated gross revenue was R$ 131,988 million, and net sales were R$ 95,743 million (R$ 99,164 million and R$ 69,176 million, respectively, in 2002).

  In 4Q03, production of oil and natural gas in the country grew nearly 4% over the same period of the prior year, reaching a quarterly average of 1,513,000 of oil equivalent per day. When compared to fiscal year 2002, domestic production of oil and natural gas in fiscal year 2003 grew 3%.

  Proven reserves in Brazil in 2003, estimated according to SPE criteria, are 12.6 billion barrels of oil equivalent, a 14% growth over 2002. Production in 2003 was 0.62 billion boe, excluding reinjected natural gas, which implies a reserve replacement rate of 3.56. International proven reserves were 1.9 billion boe in 2003 (according to SPE criteria) which, in comparison to international production in 2003 (89.7 million boe), resulted in a reserve replacement rate of 9.70. According to SEC criteria, proven reserves in 2003 are 10.4 billion boe in Brazil and 1.2 billion abroad (10.1 billion boe and 0.6 billion boe in 2002, respectively).

  The Company's 4Q03 results showed higher cash generation with EBITDA of R$ 6.9 billion, 53% higher than in the same period of 2002. In 2003, EBITDA was R$ 32.6 billion (R$ 18.3 billion in 2002).

  PETROBRAS invested R$ 18,485 million in 2003, mainly to develop its oil and natural gas production capacity (57% of direct investments in the country). In the Supply area, R$ 2,191 million was invested in 2003, in addition to investments made in 2002 (87%). These values do not include investments of approximately R$ 2,604 million through off-balance sheet Special Purpose Companies (SPCs).

  PETROBRAS' yearly result and cash generation in 2003 are enabling the Board of Directors to propose a dividend payout related to 2003 of R$ 5,647 million (R$ 5.15 per share) at the next Shareholders' Meeting on March 29, 2004 . Included in this dividend are interest on own capital in the amount of R$ 4,551 million (R$ 4.15 per share), which is subject to tax withholding of 15%, except for exempt and immune shareholders. Of this amount R$ 3,290 million is being made available to shareholders today. The dividend yield for fiscal year 2003 represents 6.2% and 6.8%, respectively (4.8% and 5.4% in 2002). of the market value of common and preferred shares.

  On December 31, 2003, the Company's market cap was R$ 87,459 million, which is a 61% increase over December 31, 2002, and represents 170% of the Controlling Company's net equity (R$ 51,520 million).

  The value added by PETROBRAS in 2003 was R$ 80,996 million (R$ 65,715 million in 2002), due essentially to: the results reported in the period which led to economic contribution to Brazil as measured by generation of taxes, duties, social contributions and governmental participation in the amount of R$ 52,374 million (R$ 39,875 million in fiscal year 2002); value added for shareholders in the amount of R$ 17,795 million (R$ 8,098 million in 2002) through distribution of dividends and retained earnings; recognition of interest; exchange rate effect; and rent and freight expenses with financial institutions and suppliers in the amount of R$ 4,776 million (R$ 14,892 million in fiscal year 2002).

This document is separated into five sections:

PETROBRAS	Index	PETROBRAS	Index
Financial Performance	3	Financial Statements	30
Operating Performance	5
Financial Statements	13
Appendices	21

Sistema Petrobras

Remarks from the President, José Eduardo de Barros Dutra

We are finishing our first year of management at PETROBRAS. It was a year of successes but also of great challenges, considering our goals of transparency in our actions and innovations in the Company's administrative sphere. The year 2003 also marked PETROBRAS' 50-year anniversary, and we sought to remember the history of those who helped build what is today one of the world's largest oil companies.

It is within this context that we report our record net income of R$ 17,795 million for fiscal year 2003 to our shareholders and investors. In the fourth quarter of 2003, our net income was R$ 3,021 million, a 7% increase over the same period of 2002.

Investments during the year were more than R$ 21 billion in Brazil and abroad, mainly in the areas of oil and natural gas exploration and production. Our oil and gas production was 2,036,000 barrels of oil and oil equivalent per day. In addition, we made important oil and natural gas discoveries, which enabled us to register the important mark of 3.56 on the reserve replacement index in Brazil .

At the end of 2003, export volumes had increased 12% over 2002, which positioned us as the largest Brazilian exporter, with 6% of the value of the country's exports. For the first time PETROBRAS was a net exporter of oil and oil products, with export volume of 22,000 barrels per day.

The positive assessment of PETROBRAS allowed us to raise funds on the order of US$ 5.4 billion. In particular, investor demand for our global notes issues exceeded the placement on several occasions, and our papers sold in record time. Notwithstanding the fact that these issues do not have any additional guaranty or political risk insurance, they are an important milestone for the Company, not only for the reduction in costs and lengthening of the debt profile (the 15-year bond is the longest maturity ever issued by the Company), but also for the fact that these issues enabled the investor base to increase in size because a significant portion of these bonds were acquired by investors from the high grade and high yield markets, which are comprised of North American investors who are typically more interested in financing companies in the US.

Selecting the main areas in which we concentrated our efforts during the year is not an easy task, as we constantly seek to overcome challenges and improve our operating performance and commercial relationships. Among our principal activities we would like to highlight the revision of our strategic plan, implantation of a new human resources policy directive, improvement of the bidding process - particularly in relation to units P-51 and P-52 - and the ongoing efforts to increase our share in the natural gas and energy market. The intent of these efforts is to increase operating efficiency and obtain higher returns for our shareholders and society in general.

Transparency and ethics are the foundations of our activities. It was due to these initiatives that we received various awards throughout the year, including the Best Investor Relations website in Latin America on the POP 5 Top IR Websites of MZ Awards 2004, and the award for Bond of the Year from Euromoney Magazine, for the issue of US$ 500 million in June.

We would also like to mention PETROBRAS' important contribution to Brazil 's development as measured by generation of taxes, duties, contributions and governmental participation, in the amount of R$ 52,374 million in 2003. PETROBRAS also contributed significantly to social projects, particularly the Zero Hunger Program.

We arrived at the end of this first year with the inclination and will to overcome new challenges and with the very real concern of keeping the Company on its path of positive results, without losing sight of social and environmental responsibility.

Petrobras	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies reported consolidated net income of R$ 17,795 million in fiscal year 2003, and a 104% increase in operating profit (1) over operating profit in fiscal year 2002.

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2003	2003	2002	Δ %		2003	2002	Δ %

32,857	33,199	29,429	13	Gross Operating Revenue	131,988	99,164	33
23,798	23,952	20,843	15	Net Operating Revenue	95,743	69,176	38
6,828	5,546	3,264	70	Operating Profit (1)	27,533	13,485	104
(463)	(156)	1,382	(111)	Financial Result	1,350	(3,447)	(139)
5,361	3,021	2,829	7	Net Income for the Period	17,795	8,098	120
4.89	2.76	2.61	6	Net Income per Share	16.23	7.46	118
69,570	87,459	54,308	61	Market Value (Parent Company)	87,459	54,308	61
42	44	36	8	Gross Margin (%)	45	36	9
29	23	16	7	Operating Margin (%)	29	20	9
23	13	14	(1)	Net Margin	19	12	7
8,234	6,877	4,527	52	EBITDA – R$ million (2)	32,615	18,283	78
N/A	N/A	N/A	-	ROE(%)	39	25	14
N/A	N/A	N/A	-	ROCE (%)	24	22	2
				Financial and Economic Indicators
28.41	29.41	25.91	14	Brent (US$/bbl)	28.84	24.76	16
2.9324	2.9000	3.6714	(21)	US Dollar Average Price - Sale	3.0745	2.9236	5
2.9234	2.8892	3.5333	(18)	US Dollar Last Price - Sale	2.8892	3.5333	(18)
(1)	Income before financial revenues and expenses, shareholders' equity and taxes.
(2)	Operating profit before financial results and shareholders' equity + depreciation/amortization/ well abandonment.

The main factors contributing to consolidated net income in 2003 were:

  Gross margin related to sales of oil, oil products and other products in domestic and foreign markets was 9% higher than in 2002, mainly due to alignment of sales prices of the main oil products in the domestic market to average international prices; to the increased value of exports, resulting mainly from higher international oil prices; and to the 3% increase over 2002 in domestic oil and NGL production, which resulted in a higher share of domestic oil in the load processed in refineries (80% in 2003 and 79% in 2002), and the improvement in the refinery production profile which gave precedence to products of higher added value. These positive events were partially offset by higher expenses with governmental participation in the country and with participation in third-party consortiums.

  In 2003, the operating margin was 9% higher than in 2002. This reflected the gross margin, but was offset: by the additional provision for losses on financial exposure in energy businesses in the amount of R$ 2,123 million (R$ 1,552 million in 2002); by recognition of the R$ 330 million adjustment in market value of gas turbines that are currently without plans for use; by provision for the contingency related to INSS notifications (R$ 160 million) that attribute responsibility to PETROBRAS for taxes not collected from its service providers (R$ 398 million in 2002); by an accounting write-off of R$ 708 million for wells identified as dry or sub-commercial; by the loss incurred in liquidation of the hedge to cover yen-denominated financial operations (R$ 198 million); and by the provision for the contractual ship-or-pay loss incurred on tariffs paid for use of the oil pipeline in Ecuador in the amount of R$ 293 million.

  Net margin in 2003 rose 7% over the previous year due to: profitability margins from sales of main oil products; lower net financial expenses obtained because of appreciation of the Argentine peso and the real against the dollar in 2003; provision for remuneration to shareholders through interest on own capital, which resulted in fiscal savings of R$ 1,547 million (R$ 742 million in 2002), in spite of the rise in operating expenses and the exchange rate loss in the conversion of shareholders' equity of controlled companies abroad in the amount of R$ 1,089 million, as a function of the exposure of these investments to the appreciation of the real and the Argentine peso to the dollar (exchange rate gain of R$ 1,284 million in 2002).

	Fourth Quarter				Fiscal Year
3Q-2003	2003	2002	Δ %		2003	2002	Δ %

Exploration & Production - Thousands bpd
1,727	1,680	1,491	13	Oil and LNG Production	1,701	1,535	11
1,562	1,513	1,455	4	Domestic	1,540	1,500	3
165	167	36	364	International	161	35	360
341	343	263	30	Natural Gas Production *	335	275	22
254	256	236	8	Domestic	250	252	(1)
87	87	27	222	International	85	23	270

2,068	2,023	1,754	15	Total Production	2,036	1,810	12

* Does not include liquified gas. Includes reinjected gas

Average Sales Price - US$ per bbl / mcf

				Oil (US$/bbl)
26.16	26.79	22.81	17	Brazil	27.09	22.13	22
20.08	26.75	23.62	13	International	23.63	23.00	3
				Natural Gas (US$/mcf)
1.87	1.87	1.10	70	Brazil	1.75	1.28	37
1.12	1.14	1.55	(26)	International	1.14	1.34	(15)

Refining, Transport and Supply - Thousands bpd

360	310	298	4	Crude Oil Imports	319	326	(2)
125	57	213	(73)	Oil Product Imports	105	216	(51)
91	102	72	42	Import of Gas, Alcohol and Others	89	64	39
242	260	212	23	Crude Oil Exports	233	233	-
214	184	182	1	Oil Product Exports	213	206	3
13	2	4	(50)	Fertilizer and Others Exports	6	10	(40)

107	23	189	(88)	Net Imports	61	157	(61)
1,770	1,698	1,707	(1)	Output of Oil Products	1,732	1,701	2
1,674	1,604	1,647	(3)	• Brazil	1,639	1,641	-
96	94	60	57	• International	93	60	55
2,085	2,085	2,022	3	Primary Processed Installed Capacity	2,085	2,022	3
1,956	1,956	1,931	1	• Brazil	1,956	1,931	1
129	129	91	42	• International	129	91	42
				Use of Installed Capacity (%)
84	81	82	(1)	• Brazil	82	84	(2)
75	73	71	2	• International	73	69	4
80	79	77	2	Domestic Crude as % of Total Feedstock Processed	80	79	1

** Includes pro forma PEPSA and PELSA information in the 1Q03.

Cost - US$/barrel

				Lifting Costs:
				• Brazil
3.50	3.98	2.93	36	• • without government participation	3.41	3.00	14
8.58	9.12	7.38	24	• • with government participation	8.55	7.00	22
2.43	2.74	2.48	10	• International	2.46	2.08	18
				Refining Cost
1.07	1.53	0.92	66	• Brazil	1.14	0.94	21
1.14	1.36	0.92	48	• International	1.17	0.94	24
181	238	130	83	Overhead in US$ million (1)	711	558	27

(1) In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.

Sales Volume - Thousands bpd

624	627	664	(6)	Diesel	602	638	(6)
252	267	280	(5)	Gasoline	259	272	(5)
122	119	128	(7)	Fuel Oil	119	136	(13)
160	151	171	(12)	Naphtha	157	160	(2)
211	200	213	(6)	LGP	202	212	(5)
173	173	187	(7)	Others	171	191	(10)

1,542	1,537	1,643	(6)	Total Oil Products	1,510	1,609	(6)
39	36	34	6	Alcohol, Nitrogen and Others	33	33	0
194	190	178	7	Natural Gas	177	156	13

1,775	1,763	1,855	(5)	Total Domestic Market	1,720	1,798	(4)
469	446	398	12	Exports	452	449	1
340	365	289	26	International Sales	383	208	84

809	811	687	18	Total International Market	835	657	27

2,584	2,574	2,542	1	Total	2,555	2,455	4

Petrobras	Operating Performance

Exploration and Production –Thousand Barrels/Day

In 4Q03, domestic production of oil and NGL was 3% lower than in 3Q03 due to the stoppage on platform P-27 (Voador) from September 2003 through the end of November 2003.

International production of oil and gas in 4Q03 increased 1% over the previous quarter due to increased natural gas production in Bolivia , which reflected contracted demand. This was partially offset by the expected production decline in mature fields in Angola .

Domestic oil and NGL production in fiscal year 2003 increased 3% over fiscal year 2002 due to the start-up of new wells throughout the year in the Marlim field, Espadarte (ESPF) and Albacora. The start-up of FPSO Brasil in Roncador in December 2002, the Jubarte field in October 2002 and the Coral field in February 2003 also contributed to the increased production in the year.

In 2003, international production of oil and gas grew 324% over production in 2002, due mainly to inclusion of the production of the companies Petrolera Santa Fé and Petrolera Entre Lomas in Argentina , and PEPSA in Argentina , Venezuela , Ecuador and Bolivia . International production also increased because of higher production of Bolivian gas, which reflected the demand contracted in the period. Part of this increase was offset by reduced production in the fields in Angola , Colombia and the United States .

Refining, Transport and Supply – Thousands of Barrels/day

The 1% increase of domestic oil in the load processed in refineries in 2003, if compared with the previous year, indicates the search for higher profitability. This result is possible because of the continuous improvement in refinery performance as we seek operating excellence.

Costs – US$/barrel

The 14% rise in Brazil's unit lifting cost in 4Q03 (US$ 3.98/bbl) without governmental participation in comparison with 3Q03 is mainly due to higher expenses related to materials consumption and technical services, to restoration activities and well interventions, undersea operations, inspection and maintenance, combined with higher utilization of drilling rig services, principally in the Piraúna, Marimba, Enchova, Bicudo and Linguado fields. The rise was further due to higher expenses with salaries, benefits and charges that were linked to the 15.5% salary adjustment and to the larger workforce. These costs were offset by the reduced expenses for demurrage at coastal facilities.

In 2003, the country's lifting cost without governmental participation increased 14% over the previous year due essentially to expenses with sea and air transport in operating support of production, mainly in the Marlim, Albacora, Carapeba, Corvina, Garoupa, Namorado, Pampo, Enchova and Marimba fields. The lifting cost also increased because of consumption of materials and maintenance services at ocean terminals, oil transport lines, equipment and installation associated with operational support of these activities, as well as salaries, benefits and charges due to the salary readjustment, to the increased workforce and revision of actuarial calculations of health and future retirement benefits. Discounting the effect of the appreciation of the real against the U.S. dollar from operating costs, the lifting cost would be US$ 3.05/bbl, an average increase of 4%.

With inclusion of governmental participation, the country's lifting cost grew 22% in 2003 compared with the prior year. The transfer of the special participation tariff for the Marlim Sul field, inclusion of the Canto do Amaro and Roncador fields in the taxable range for payment of special participation and the increase in the average reference price for domestic petroleum explain the variation.

The international lifting cost in 2003 grew 18% over 2002, a function of the incorporation of unit costs of Petrolera Santa Fe, Petrolera Entre Lomas and Petrobras Energia Participaciones in Argentina . This increase was partially offset by reduced maintenance expenses in the Arauca field and by the exclusion of expenses in the Guepaje field after its sale in February 2003. Both of these fields are in Colombia . In comparison to 3Q03, the international lifting cost in 4Q03 increased 13% because of higher expenses related to repair of the electric system, “workovers”, water injection, sand cleaning, supply of fuel for wells in Colombia , increased expenses related to services in Venezuela , and tariffs related to gas compression in Santa Cruz , Argentina .

The unit refining cost in Brazil in 2003 increased 21% over the previous year due to increased costs for chemical products, catalyzers, personnel, provision for programmed stoppages and technical services related to improved operating processes. Discounting the effect of the appreciation of the real against the U.S. dollar, the average verified increase in this indicator is 8%. In comparison to 3Q03, the refining cost in Brazil in 4Q03 increased 43% because of personnel expenses and provisions for programmed stoppages at RPBC, RLAM and REPLAN.

In 2003, the international unit refining cost increased 24% over the previous year due to: inclusion of the unit costs of PEPSA; the effect of the 12.8% appreciation of the Argentine peso against the dollar on the exchange rate conversion of operating costs in 2003; and the higher maintenance expenses at the catalytic cracker units and boilers at EG3. In relation to 3Q03, the international unit refining cost in 4Q03 grew 19% due to the larger expenditures with maintenance stoppages at the catalytic cracker, boiler and distillation units in Argentina .

The 27% increase in overhead expenses (1) in 2003 in relation to the previous year is due to higher personnel expenses because of the salary adjustment in September 2003, the concession of benefits and the increased workforce, and to higher expenses related to publicity, institutional propaganda and cultural sponsorships. Discounting the effect of appreciation of the real against the U.S. dollar, the average verified increase in this indicator is 10%. The 31% increase in 4Q03 overhead, when compared with 3Q03, is due to higher expenses for publicity, institutional propaganda, sponsorships, expenses linked to celebration of the Company's 50th anniversary, and increased expenses with personnel because of the larger size of the workforce and the salary readjustment conceded as of September 2003.

Sales Volume – Thousand Barrels/day

Reduced economic activities in Brazil and the consequent loss of purchasing power among the population are reflected in the decreased oil products market, mainly in sales of diesel oil, gasoline, jet fuel, naphtha and fuel oil. Thus the sales volume in 2003 dropped by 4% in the domestic market in relation to 2002.

Consolidated Statement of Results by Business Area

Result by Segment Area R$ million (1)
	Fourth Quarter				Fiscal Year
3Q-2003	2003	2002	Δ %		2003	2002	Δ %
		(3)
3,230	2,727	2,932	(7)	EXPLORATION & PRODUCTION	14,826	9,823	51
1,521	942	405	133	SUPPLY	5,185	1,272	308
(91)	(710)	(453)	57	GAS & ENERGY	(1,259)	(610)	106
98	72	74	(3)	DISTRIBUTION	353	250	41
74	(79)	165	(148)	INTERNATIONAL (2)	618	108	472
404	(124)	(170)	(27)	CORPORATE	(1,515)	(1,850)	(18)
125	193	(124)	256	ELIMINATIONS AND ADJUSTMENTS	(413)	(895)	(54)

5,361	3,021	2,829	7	CONSOLIDATED NET INCOME	17,795	8,098	120

(1)	Financial statements by business area and respective comments are presented starting on page 17.
(2)
In the International business area, the comparability between periods is influenced by exchange rate variations as all operations are performed abroad in dollars or in the currency of origin of the countries in which each company is located, and significant variation can occur in reais due to exchange rate behavior.

(3)
In order to maintain comparability between fiscal years, results from the Gas and Energy business area, and the Corporate area relative to 4Q02 experienced some alterations because of the revision of criteria to allocate financial results.

Results by Business Area

PETROBRAS operates in an integrated manner, with the majority of oil and gas production in the Exploration and Production area transferred to other areas of PETROBRAS.

Highlighted below are the main criteria used to obtain results by business area:

a) Net operating revenues: the revenues related to sales made to external clients were considered, plus sales among business areas, with internal transfer prices defined between areas as a reference.

b) Included in operating profit are net operating revenues, costs of goods and services sold, which are reported by business area considering the internal transfer price and other operating costs of each area, as well as operating expenses, which include the expenses effectively incurred by each area.

c) Assets: the assets identified by each area.

E&P – In 2003, net income in the Exploration and Production area was R$ 14,826 million, 51% higher than net income in the previous year (R$ 9,823 million), due to the R$ 8,031 million increase in gross income with the sale/transfer of oil, reflecting the increases in international prices of oil and the exchange rate, as well as the 3% increase in the volume of oil and NGL produced.

In 4Q03, net income in the Exploration and Production area was R$ 2,727 million, 16% less than net income reported in the previous quarter (R$ 3,230 million), mainly due to higher personnel expenses and to recognition of losses connected to the sale of offshore production systems in the approximate amount of R$ 300 million.

These items were partially offset by the R$ 120 million increase in gross income resulting from reduced production costs, particularly governmental participation and charges related to structured projects. The volume of oil sales/transfers dropped by 3%, while the average price of sales/transfers remained stable.

SUPPLY – In 2003, net income in the Supply area was R$ 5,185 million, 308% higher than net income in the previous year (R$ 1,272 million). This increase was due to the following factors:

  Improvement in the gross margin of the segment due to stable alingment of sales prices of the main oil products in the end of 2002.

  International refining margins increasing

  Larger share of domestic oil in the processed load (80% in 2003 and 79% in 2002), reducing raw material cost.

  Improved production profile in refineries, with precedence for products of higher added value.

  Optimization of logistic costs, mainly freighting costs

These events were partially offset by the 6% reduction in volumes sold of oil products in the domestic market, mainly of gasoline, diesel, jet fuel and LPG and fuel oil.

In the 4Q03, net income for the Supply area was R$ 942 million, 38% less than net income in the previous quarter (R$ 1,521 million). This decline was mostly due to the R$ 440 million reduction in gross income which was affected by: the 3% decrease in total volumes sold of oil products, mainly oil products exports (18%), notably fuel oil and gasoline, the lower share of domestic oil in the load processed in 4Q03 compared with the previous quarter (79% and 80%, respectively), and increased personnel-related expenses and the freighting in the international market.

GAS AND ENERGY – In 2003, the Gas and Energy segment reported a R$ 1,259 million loss, which was 106% higher than the R$ 610 million loss incurred in the previous year.

Although the energy businesses generated R$ 293 million in gross income in 2003 (R$ 48 million in 2002), considering the start-up of some thermoelectric plants in 4Q02, the commercialization of energy as of 1Q03 (2,631,258 MWh commercialized in the year), as well as the consolidation process of two thermal plants controlled in conjunction with Petrobras Distribuidora (Breitener and Brasympe), the global result was negative, due mainly to the following factors:

• Provision for losses from financial exposure in energy businesses in the amount of R$ 2,123 million (R$ 1,552 million the previous year). See details on page 29.

• Recognition in 2Q03 of a provision for adjustment to market value of gas turbines without usage plans considering the current energy sector scenario. This resulted in a reduction of these assets and, consequently, a reduction of segment results in the amount of R$ 330 million.

The main reason behind the losses in the Energy business is the Company's frustrated expectations regarding the electricity market, which dropped after energy rationing in 2001 and made it difficult to obtain energy sales contracts under conditions that pay back investments.

Part of the loss from the energy business was offset by the R$ 286 million net income reported by the natural gas business, which reported a loss of R$ 328 million in 2002. The following were considered:

• Increase in the average realization value of natural gas, due to the increase in fuel oil prices in the international market and the average exchange rate;

• Increase of 13% in volumes sold of natural gas as a result of ongoing substitution to fuel oil by manufacturing industries, and substitution to gas for vehicle use, plus the growing supply to thermoelectric plants;

• Financial revenues resulting from the 18% appreciation of the real against the dollar in relation to the debt incurred for construction of the Bolivia-Brazil pipeline.

• Inclusion in the process of consolidation of Cias. Estaduais Distribuidoras de Gás controlled in conjunction with GASPETRO, which generated a R$ 54 million gain, net of the amortization of interest in the acquisition.

In the 4Q03, the loss in the Gas and Energy segment was R$ 710 million, much higher than the R$ 91 million loss incurred in the previous quarter, due to the provision for estimated losses in energy businesses for 2004, net of the R$ 64 million reversal related to the excess provision for estimated losses for 2003, which was R$ 1,415 million. See details on page 29.

This loss was partially offset by the R$ 345 million increase in gross income, principally because of inclusion in the consolidation process of two thermoelectric plants controlled in conjunction with Petrobras Distribuidora (Breitener and Brasympe), and the attainment of new energy sales contracts in spite of the retraction of the market.

DISTRIBUTION – In 2003, the Distribution area reported net income of R$ 353 million, 41% higher than the net income reported in the previous year (R$ 250 million), mainly from the R$ 287 million increase in gross income, which reflects the partial pass-through of increases in the acquisition price of oil products in refineries. The fuel market showed a 6.1% reduction while volumes sold decreased 6%, resulting in market share of 31.5% (32.9% in the previous year).

In the 4Q03, the Distribution area reported net income of R$ 72 million, 27% lower than the R$ 98 million in net income reported in the previous quarter. This decrease was a result of higher personnel expenses.

The decline was partially offset by the 4% increase in volumes sold, which contributed to a R$ 90 million rise in gross income.

INTERNATIONAL – Results from the International business area in 2003 included the operations of Petroleras Santa Fe and Entre Lomas S.A. – PELSA (ex-Petrolera Perez Companc S/A) and Petrobras Energia Participaciones S/A – PEPSA (ex-Perez Companc), which are indirectly controlled by PETROBRAS.

In 2003, the International business area had net income of R$ 618 million (equivalent to US$ 214 million), 472% higher than the net income of R$ 108 million (equivalent to US$ 31 million) reported in the previous year. This development was due to recognition of the results from the Argentine companies, with the following highlights:

• Increase of R$ 2,303 million in gross income because of the higher prices for international oil and oil products, and the rise in commercialized volumes, mainly as a consequence of the new Argentine companies.

This improvement was partly offset by the following:

• Increase of R$ 143 million in expenses related to exploration and drilling, a consequence of the Company's international exploratory activities that emphasizes the write-off of dry wells.

• A R$ 391 million increase in other operating expenses due to the R$ 293 million provision in December 2003 regarding a contractual loss on ship-or-pay tariffs charged for use of the oil pipeline in Ecuador .

• Loss of R$ 313 million in the results from company participations, with a highlight on losses from exchange rate conversions on investments, especially those of PEPSA and other companies abroad. This loss occurred because of the 13% appreciation of the Argentine peso against the dollar. The opposite occurred in 2002, when the Argentine peso devalued 237% against the dollar, generating a conversion gain on company investments in Argentina .

In the 4Q03, the International business area reported a R$ 79 million loss (equivalent to US$ 27 million), compared with net income of R$ 74 million (equivalent to US$ 25 million) reported in the previous quarter. The loss was mainly a result of the following:

• Increase of R$ 285 million in expenses related to exploration and drilling, and to the R$ 293 million provision for ship-or-pay expenses, as already mentioned;

• Loss of R$ 124 million in company participations, principally because of the exchange rate conversion on company investments abroad, namely the 1% appreciation of the Argentine peso against the dollar. In the previous quarter a gain of R$ 310 million was reported, due mainly to the 5% devaluation of the Argentine peso against the dollar.

These items were partially offset by the R$ 222 million increase in gross income, which occurred because of higher oil prices in the international market.

CORPORATE – The units that comprise PETROBRAS' Corporate area generated a loss of R$ 1,515 million in 2003, 18% lower than the loss reported during the prior year (R$ 1,850 million).

This loss was mainly a result of the following:

• Loss of R$ 940 million in exchange rate conversions on company investments abroad, following the 18% appreciation of the real against the dollar. The prior year saw a gain of R$ 1,504 million due to the 57% devaluation of the real against the dollar.

• Operating expenses increased by R$ 673 million because of the loss incurred in the hedge liquidation to cover yen-denominated operations in the amount of R$ 198 million, increased expenses related to employees, retirees and beneficiaries, and institutional propaganda, notably in 4Q03 with commemoration of the Company's fiftieth anniversary.

These items were partially offset by the following:

• Net financial income of R$ 1,442 million, reflecting the 18% appreciation of the real against the dollar on corporate debt and the lower cost of raising capital abroad, in continuation of the trend of recent years. In the previous year there was a net financial expense of R$ 1,893 million, which was a consequence of the 57% devaluation of the real against the dollar.

In the 4Q03, the Corporate area reported a loss of R$ 124 million, compared with net income of R$ 404 million reported in the previous quarter. The 3Q03 saw a positive impact from the fiscal savings of R$ 1,119 million due to the provision for interest on own capital. The impact of this savings following the additional interest on own capital was R$ 428 million in 4Q03.

The increased expenses reflect higher expenses related to employees, retirees and beneficiaries, and institutional propaganda, particularly those related to commemoration of the Company's fiftieth anniversary.

Consolidated Debt

	R$ Million
	Dec. 31, 2003	Dec. 31, 2002	Δ %

Short-term Debt (1)	10,880	8,130	34
Long-term Debt (1)	49,618	44,236	12

Subtotal	60,498	52,366	16
Financial resources raised but still not applied to projects (4)	3,293	1,275	158

Total Debt	63,791	53,641	19
Net Debt (3)	34,684	39,961	(13)
Net Debt/(Net Debt + Equity Ratio) (1)	41%	54%	(13)
Total Net Liabilities (1) (2)	126,094	103,334	22
Capital Structure
(Third Parties Net / Total Liabilities Net)	61%	67%	(6)
(1)
Includes debt contracted by Specific Purpose Companies with which PETROBRAS structured Project Finance projects (R$ 9,975 million on December 31, 2003, and R$ 10,921 million on December 31, 2002), as well as acceleration of undertakings in consortiums (R$ 3,438 million on December 31, 2003, and R$ 3,615 million on December 31, 2002), and debt contracted through Leasing contracts (R$ 4,837 million on December 31, 2003, and R$ 7,028 million on December 31, 2002).

(2)	Total liabilities net of cash and cash equivalents.
(3)	Debt net of Junior Notes raised by PIFCo (R$ 861 million, equivalent to US$ 298 million in 2003, and R$ 530 million, equivalent to US$ 150 million in 2002).
(4)	Includes consolidation of financing transactions contracted by the SPCs that are still not earmarked for specific investment projects.

PETROBRAS' net debt on December 31, 2003 decreased 13% in relation to December 31, 2002 , mainly because of the higher amounts of resources available within PETROBRAS due to higher generation of operating cash in the period.

The Company has been working on lengthening its debt profile, contracting long-term operations and simultaneously liquidating short-term operations. The debt/equity capital structure was 61% on December 31, 2003 , a 6% reduction over December 31, 2002 .

Consolidated Investments

In continuation of the goals outlined in its strategic plan PETROBRAS continues to prioritize its investments in developing its oil and natural gas production capacity through its own investments and through structured undertakings with partners. Total investments in 2003 were R$ 18,485 million (excluding amounts invested via off-balance sheet SPCs, which were approximately R$ 2,604 million, equivalent to US$ 847 million in 2003). This amount is a 2% reduction from investments made in 2002.

	R$ Million
	Fiscal Year
	2003	%	2002	%	Δ%

• Own Investments	17,354	94	17,371	91	(0)

Exploration & Production	8,772	47	7,438	39	18
Supply	4,705	25	2,514	13	87
Gas and Energy	1,118	6	796	4	40
International	1,967	11	5,887	31	(67)
Distribution	332	2	439	2	(24)
Corporate	460	3	297	2	55
• Ventures under Negotiation	615	3	523	3	18

• Structured Projects	516	3	970	6	(47)

Exploration & Production	516	3	970	6	(47)
Albacora	3	-	132	1	(98)
Espadarte/Marimbá/Voador	57	-	301	2	(81)
Cabiúnas	111	1	75	-	48
Marlim / Nova Marlim Petróleo	254	1	316	2	(20)
Others	91	1	146	1	(38)

Total Investments	18,485 *	100	18,864	100	(2)

*	In addition to this amount, approximately R$2.604 million equivalent to (US$847million) was invested through SPC's as mentioned above. (R$3.295 million equivalent to US$1.127 million in 2002).
	R$ Million
	Fiscal Year
	2003	%	2002	%	Δ%

International	1,967	100	5,887	100	(67)

Exploration & Production	1,721	87	776	13	122
Supply	31	2	35	1	(11)
Gas and Energy	78	4	628	11	(88)
Distribution	72	4	2	-	-
Capital Contribution in Controlled Companies	-	-	4,442	75	-
Others	65	2	4	-	-

Total Investments	1,967	100	5,887	100	(67)

  In 2003, 57% of PETROBRAS' own investments in Brazil went towards exploration and production activities.
  The principal investments made in 2003 in the Exploration and Production area were in the following fields in the Campos Basin : Marlim Sul (R$ 499 million), Roncador (R$ 576 million), Albacora Leste (R$ 127 million) and Marlim (R$ 127 million), plus R$ 145 million in the Urucu field in the Solimões Basin . In the Supply area, investments were concentrated in HDT plants in REDUC, REGAP and REPLAN (R$ 1,071 million), and in HDS units in REPAR (R$ 167 million). Investments in the Canoas and Três Lagoas thermoelectric plants (R$ 733 million) were the main outlays in the Gas and Energy segment in 2003.
  As part of its plans to increase production, the Company signed 68 joint venture contracts in order to invest in exploration activities and in developing production in the areas in which PETROBRAS has already made commercial discoveries. Of that total, 20 blocks were returned to the National Petroleum Agency (ANP), but there was only a partial return in the case of three blocks, which, consequently, resulted in a extension of the period for exploratory investigation of the retained areas. Additionally, the BMS-3 Consortium was dissolved and PETROBRAS now retains all interest in that block. Currently 47 consortium contracts are in effect, with investments of US$ 4,941 million forecasted.

Consolidated Income Statement

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002

32,857	33,199	29,429	Gross Operating Revenues	131,988	99,164
(9,059)	(9,247)	(8,586)	Sales Deductions	(36,245)	(29,988)

23,798	23,952	20,843	Net Operating Revenues	95,743	69,176
(13,837)	(13,326)	(13,400)	Cost of Goods Sold	(52,893)	(44,205)

9,961	10,626	7,443	Gross Profit	42,850	24,971
			Operating Expenses
(1,565)	(1,807)	(1,502)	Sales, General & Administrative	(6,534)	(5,137)
(329)	(675)	(522)	Cost of Prospecting, Drilling & Lifting	(1,638)	(1,359)
(127)	(178)	(153)	Research & Development	(571)	(421)
(229)	(281)	(152)	Taxes	(983)	(1,042)
(883)	(2,139)	(1,849)	Other	(5,591)	(3,527)
			Net Financial Expenses
586	603	857	Income	1,817	3,629
(537)	(1,029)	(668)	Expenses	(3,195)	(2,463)
172	73	(248)	Monetary & FX Correction - Assets	(1,185)	3,183
(684)	197	1,441	Monetary & FX Correction - Liabilities	3,913	(7,796)

(463)	(156)	1,382		1,350	(3,447)

(3,596)	(5,236)	(2,796)		(13,967)	(14,933)
169	(171)	(403)	Gains from Investments in Subsidiaries	(1,009)	1,426

6,534	5,219	4,244	Operating Profit	27,874	11,464
139	68	606	Balance Sheet Monetary Correction		606
(45)	(207)	(61)	Non-operating Income (Expenses)	(485)	(170)
(1,235)	(1,121)	(1,036)	Income Tax & Social Contribution	(7,816)	(4,009)
(32)	(44)	(480)	Minority Interest	(884)	651
	(894)	(444)	Employee Profit Sharing Plan	(894)	(444)

5,361	3,021	2,829	Net Income	17,795	8,098

Petrobras	Financial Statement

Consolidated Balance Sheet

Assets	R$ Million
	Dec. 31, 2003	Sep. 30, 2003

Current Assets	51,869	47,681

Cash and Cash Equivalents	24,953	20,983
Accounts Receivable	8,135	7,880
Inventories	10,395	11,097
Other	8,386	7,721
Non-current Assets	16,949	16,560

Petroleum & Alcohol Account	689	685
Ventures under Negotiation	850	2,122
Advances to Suppliers	1,022	1,048
Marketable Securities	639	704
Investments in Companies to be Privatized	245	259
Deferred Taxes and Social Contribution	1,949	1,595
Advance for Pension Plan Migration	1,193	1,170
Prepaid Expenses	1,174	794
Accounts Receivable	2,812	2,903
Judicial Deposits	1,335	1,368
Other	5,041	3,912
Fixed Assets	67,416	64,231

Investments	2,022	2,229
Property, Plant & Equipment	64,779	61,166
Deferred	615	836

Total Assets	136,234	128,472

Liabilities	R$ Million
	Dec. 31, 2003	Sep. 30, 2003

Current Liabilities	36,899	33,245

Short-term Debt	8,132	8,121
Suppliers	6,965	6,254
Taxes and Social Contribution Payable	7,324	7,770
Project Finance and Joint Ventures	1,725	1,535
Pension Fund Obligations	462	305
Dividends	5,659	3,292
Other	6,632	5,968
Long-term Liabilities	48,038	44,644

Long-term Debt	34,116	31,840
Pension Fund Obligations	345	504
Health Care Benefits	4,564	4,360
Deferred Taxes and Social Contribution	6,044	5,772
Other	2,969	2,168
Provision for Future Earnings	312	314
Minority Interest	1,619	1,542

Shareholders’ Equity	49,367	48,727

Capital Stock	20,202	20,202
Reserves	11,371	13,751
Net Income	17,795	14,774

Total Liabilities	136,234	128,472

Consolidated Cash Flow Statement

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002

5,361	3,021	2,829	Net Income (Loss)	17,795	8,098
2,180	3,092	(2,044)	(+) Adjustments	8,704	4,464

1,406	1,332	1,262	Depreciation & Amortization	5,082	4,798
(8)	(5)	145	Petroleum & Alcohol Account	(15)	(456)
3,820	652	(442)	Charges on Financing and Connected Companies	259	6,134
		(606)	Balance Sheet Monetary Correction		(606)
(3,038)	1,113	(2,403)	Other Adjustments	3,378	(5,406)
7,541	6,113	785	(=) Net Cash Generated by Operating Activities	26,499	12,562
4,581	5,032	5,114	(-) Cash used for Cap.Expend.	18,260	15,730

2,667	2,455	1,156	Investment in E&P	10,303	7,840
1,109	1,558	1,360	Investment in Refining & Transport	4,675	2,831
82	926	(20)	Investment in Gas and Energy	1,213	891
411	(48)	542	Project Finance	1,041	1,538
-	(60)	(7)	Dividends	(91)	(67)
312	201	2,083	Other Investments	1,119	2,697

2,960	1,081	(4,329)	(=) Free Cash Flow	8,239	(3,168)
(1,701)	(2,889)	(2,053)	(-) Cash used in Financing Activities	(4,839)	2,007

4,661	3,970	(2,276)	(=) Net cash generated in the period	13,078	(5,175)

16,322	20,983	14,151	Cash at the Beginning of Period	11,875	17,050
20,983	24,953	11,875	Cash at the End of Period	24,953	11,875

Consolidated Statement of Added Value

	R$ Million
	Fiscal Year
	2003	2002
Description
Gross Operating Revenue from Sales & Services	131,907	98,937
Raw Materials Used	(6,683)	(8,000)
Products for Resale	(18,044)	(16,159)
Materials, Energy, Services & Others	(20,937)	(13,025)

Value Added	86,243	61,753

Depreciation & Amortization	(5,082)	(4,798)
Participation in Associated Companies	(1,009)	1,343
Financial Income	844	6,811
Balance Sheet Monetary Correction	-	606

Total Distributable Value Added	80,996	65,715

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	4,273	3,057
Participation	894	444

	5,167	3,501

Government Entities
Taxes, Fees and Contributions	42,938	32,847
Government Participation	9,774	6,961
Deferred Income Tax & Social Contribution	(338)	67

	52,374	39,875

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	4,776	14,892

Shareholders
Dividends	5,650	2,807
Net Income	12,145	5,291

	17,795	8,098
Minority Interest	884	(651)

	18,679	7,447

Consolidated Result by Business Area - December 31, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	48,299	72,021	4,759	24,547	9,463	-	(63,346)	95,743

Intersegments	40,931	20,628	727	421	639	-	(63,346)	-
Third Parties	7,368	51,393	4,032	24,126	8,824	-	-	95,743
Cost of Goods Sold	(22,404)	(61,049)	(3,416)	(22,230)	(6,468)	-	62,674	(52,893)

Gross Profit	25,895	10,972	1,343	2,317	2,995	-	(672)	42,850
Operating Expenses	(2,317)	(2,952)	(3,121)	(1,468)	(1,705)	(4,035)	281	(15,317)
Sales, General & Administrative	(370)	(2,316)	(418)	(1,267)	(910)	(1,534)	281	(6,534)
Taxes	-	(73)	(30)	(147)	(94)	(639)	-	(983)
Exploration, Drilling and Lifting Costs	(1,279)	-	-	-	(359)	-	-	(1,638)
Research & Development	(261)	(134)	(18)	-	(2)	(156)	-	(571)
Others	(407)	(429)	(2,655)	(54)	(340)	(1,706)	-	(5,591)

Operating Profit (Loss)	23,578	8,020	(1,778)	849	1,290	(4,035)	(391)	27,533
Interest Income (Expenses)	(13)	116	157	(190)	27	1,442	(189)	1,350
Gains from Investment in Subsidiaries	-	188	56	-	(313)	(940)	-	(1,009)
Balance Sheet Monetary Correction	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(384)	(69)	(5)	(3)	(35)	11	-	(485)

Income before Taxes and Minority Interests	23,181	8,255	(1,570)	656	969	(3,522)	(580)	27,389
Income Tax & Social Contribution	(7,979)	(2,740)	972	(221)	(210)	2,195	167	(7,816)
Minority Interests	-	(97)	(656)	-	(131)	-	-	(884)
Employee Profit Sharing Plan	(376)	(233)	(5)	(82)	(10)	(188)	-	(894)

Net Income (Loss)	14,826	5,185	(1,259)	353	618	(1,515)	(413)	17,795

Consolidated Result by Business Area - December 31, 2002

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	36,816	54,539	2,684	19,131	4,226	-	(48,220)	69,176

Intersegments	30,697	16,174	527	294	528		(48,220)
Third Parties	6,119	38,365	2,157	18,837	3,698			69,176
Cost of Goods Sold	(18,952)	(49,694)	(1,782)	(17,101)	(3,534)		46,858	(44,205)

Gross Profit	17,864	4,845	902	2,030	692	-	(1,362)	24,971
Operating Expenses	(2,120)	(2,054)	(1,836)	(1,468)	(581)	(3,363)	(64)	(11,486)
Sales, General & Administrative	(520)	(1,760)	(171)	(1,245)	(372)	(1,069)		(5,137)
Taxes		(50)	(25)	(104)	(43)	(820)		(1,042)
Exploration, Drilling and Lifting Costs	(1,143)				(216)			(1,359)
Research & Development	(211)	(105)	(14)	(1)	(1)	(89)		(421)
Others	(246)	(139)	(1,626)	(118)	51	(1,385)	(64)	(3,527)

Operating Profit (Loss)	15,744	2,791	(934)	562	111	(3,363)	(1,426)	13,485
Interest Income (Expenses)	(651)	(361)	(417)	1	(126)	(1,893)		(3,447)
Gains from Investment in Subsidiaries	105	(168)	(7)		(7)	1,503		1,426
Balance Sheet Monetary Correction					606			606
Non-operating Income (Expense)	(18)	8		(14)	(134)	(12)		(170)

Income before Taxes and Minority Interests	15,180	2,270	(1,358)	549	450	(3,765)	(1,426)	11,900
Income Tax & Social Contribution	(5,165)	(861)	(108)	(165)	(326)	2,085	531	(4,009)
Minority Interests		(16)	858	(91)	(13)	(87)		651
Employee Profit Sharing Plan	(192)	(121)	(2)	(43)	(3)	(83)		(444)

Net Income (Loss)	9,823	1,272	(610)	250	108	(1,850)	(895)	8,098

Other Operating Expenses/Revenues - Consolidated December 31, 2003

	Fiscal Year - R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Contractual Losses and Contingencies with Energy Businesses			(2,123)					(2,123)
Adjustment to Market Value of Turbines for Thermal Plants			(330)					(330)
Expense for Health and Pension Plan - Retirees and Pension Holders		(7)		(30)		(776)		(813)
Institutional Relations and Cultural Projects		(7)		(80)		(507)		(594)
Stoppages on Installations and Production Equipment	(354)	(202)						(556)
Losses and Contingencies with Lawsuits	(29)	(102)			(48)	(216)		(395)
Contractual Losses with Transport Services (Ship-or-Pay)					(293)			(293)
Social Security Contingencies (INSS)	(152)	(5)				(3)		(160)
Result from Hedge Operations		(7)	55			(191)		(143)
Expense for Oil and Oil By-product Transport - Previous Years		(88)						(88)
Losses from Alcohol Stock - Previous Years		(73)						(73)
Production Costs - Previous Years	(33)							(33)
Regularization of Petroleum and Alcohol Accounts								0
Revenues from Rents				39				39
Others	161	62	(257)	17	1	(13)		(29)

	(407)	(429)	(2,655)	(54)	(340)	(1,706)	0	(5,591)

Other Operating Expenses/Revenues - Consolidated December 31, 2002

	Fiscal Year - R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Contractual Losses and Contingencies with Energy Businesses			(1,552)					(1,552)
Adjustment to Market Value of Turbines for Thermal Plants								0
Expense for Health and Pension Plan - Retirees and Pension Holders				(29)		(638)		(667)
Institutional Relations and Cultural Projects				(63)		(279)		(342)
Stoppages on Installations and Production Equipment	(246)	(71)						(317)
Losses and Contingencies with Lawsuits	(60)	(28)				(70)		(158)
Contractual Losses with Transport Services (Ship-or-Pay)								0
Social Security Contingencies (INSS)	(141)	(108)				(150)		(399)
Result from Hedge Operations								0
Expense for Oil and Oil By-product Transport - Previous Years								0
Losses from Alcohol Stock - Previous Years								0
Production Costs - Previous Years								0
Regularization of Petroleum and Alcohol Accounts						(105)		(105)
Revenues from Rents								0
Others	201	68	(74)	(26)	51	(143)	(64)	13

	(246)	(139)	(1,626)	(118)	51	(1,385)	(64)	(3,527)

Consolidated Assets by Business Segment - December 31, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	38,102	28,928	11,834	5,664	22,603	44,006	(14,903)	136,234

CURRENT ASSETS	4,764	14,152	1,750	3,497	5,574	28,111	(5,979)	51,869
CASH AND CASH EQUIVALENTS	28	1,672	379	97	1,338	21,439	-	24,953
OTHERS	4,736	12,480	1,371	3,400	4,236	6,672	(5,979)	26,916
NON-CURRENT ASSETS	5,169	1,340	2,879	802	837	14,433	(8,511)	16,949
PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	689	-	689
MARKETABLE SECURITIES	518	5	-	1	-	115	-	639
OTHERS	4,651	1,335	2,879	801	837	13,629	(8,511)	15,621
FIXED ASSETS	28,169	13,436	7,205	1,365	16,192	1,462	(413)	67,416

Consolidated Assets by Business Segment - September 30, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	35,261	29,549	10,827	5,591	22,374	40,776	(15,906)	128,472

CURRENT ASSETS	3,659	16,341	1,609	3,498	5,354	25,067	(7,847)	47,681
CASH AND CASH EQUIVALENTS	4	1,375	482	101	1,474	17,547	-	20,983
OTHERS	3,655	14,966	1,127	3,397	3,880	7,520	(7,847)	26,698
NON-CURRENT ASSETS	3,879	1,159	4,041	788	514	14,168	(7,989)	16,560
PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	685	-	685
MARKETABLE SECURITIES	441	5	-	1	7	250	-	704
OTHERS	3,438	1,154	4,041	787	507	13,233	(7,989)	15,171
FIXED ASSETS	27,723	12,049	5,177	1,305	16,506	1,541	(70)	64,231

Consolidated Results – International Business Area – December 31, 2003

	R$ Million INTERNATIONAL
	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	13,534	3,465	551	4,358	6,540	(5,845)	22,603
Income Statement
Net Operating Revenues	4,290	5,600	1,881	1,315	42	(3,665)	9,463
Intersegments	2,069	1,997	19	219	-	(3,665)	639
Third Parties	2,221	3,603	1,862	1,096	42	-	8,824

Operating Revenues	1,177	197	(29)	292	(334)	(13)	1,290
Net Income (Loss)	391	97	(82)	356	(121)	(23)	618

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL
	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS as of 9.30.03	13,116	3,434	554	4,138	7,238	(6,106)	22,374
Income Statement (as of 12.31.02)
Net Operating Revenues	996	3,380	1,433	398	13	(1,994)	4,226
Intersegments	666	1,665		191		(1,994)	528
Third Parties	330	1,715	1,433	207	13		3,698
Operating Revenues	139	165	(186)	100	(107)		111
Net Income (Loss)	(173)	357	(32)	(127)	83		108

1. Changes in the Petroleum and Alcohol Accounts

In 2003, the amount in the Petroleum, Oil Products and Alcohol Account rose by R$ 45 million, for a total of R$ 689 million.

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002
677	685	789	Initial Balance	644	187
-	-	1	PPE Adjustments	-	(13)
(1)	-	37	Reimbursement to 3rd Parties	15	617
-	-	(81)	Reimbursement to PETROBRAS	-	(49)
9	4	3	Intercompany Lending Charges	30	7
-		(105)	Regularization - GTI*		(105)

685	689	644	Final Balance	689	644
*	INTER-MINISTERIAL WORKING PARTY

In accordance with the Company's ongoing notes in annual and quarterly financial statements, the Governmental Audit that is currently underway will certify the regularity and exactness of the amount due in relation to the Petroleum and Alcohol Accounts in reference to the period from July 1, 1998 to December 31, 2001. This will allow PETROBRAS to close these accounts with the government of Brazil .

Petrobras	Appendices

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES – 4Q03/3Q03
MAIN IMPACTS

R$ Million
	Holding	Consolidated

Effect of FX conversion on net operating revenues relative to international businesses, after elimination from Consolidated results	-	(361)
Effect of sales prices on the domestic market	163	179
Effect of volumes sold on the domestic market	20	(28)
Effect of prices on export revenues	(110)	(110)
Effect of volumes sold on export revenues	(176)	(176)
Effect of including controlled companies in conjunction with BR & Rio Polímeros on Petroquisa	-	120
Others	-	530
Total	(103)	154

CPV - 4Q03/3Q03 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated
Effect of FX conversion on cost of sales relative to international businesses, after elimination from consolidated results	-	(305)
Effect of the exchange rate, international prices and petroleum production on third-party participation in consortiums and project finance on the CPV of PETROBRAS	(93)	(93)
Effect of the exchange rate, international prices and petroleum production on Government Participation on the CPV of PETROBRAS	179	179
Impact on the CPV of imports of oil and oil by-products (volume x price)	325	213
Impact of volumes sold (domestic and export markets) on the CPV	(104)	(104)
Effect of including controlled companies in conjunction with BR & Rio Polímeros on Petroquisa	-	34
Others	(524)	(435)
Total	(217)	(511)

3. Consolidated Taxes and Contributions

PETROBRAS' economic contribution to the country ( Brazil ) as measured by generation of taxes, duties and social contributions, totaled R$ 40,868 million in 2003, growth of 28% over 2002.

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Economic Contribution - Country
3,572	3,165	3,178	-	Value Added Tax (ICMS)	12,844	10,226	26
1,983	2,023	1,970	3	CIDE (1)	7,432	7,955	(7)
3,006	2,875	2,502	15	PASEP/COFINS	11,253	8,758	28
865	1,209	765	58	Income Tax & Social Contribution	7,701	3,944	95
1,046	107	473	(77)	Others	1,638	1,021	60
567	496	85	484	Economic Contribution - Foreign	2,070	943	120
11,039	9,875	8,973	10	Total	42,938	32,847	31
(1)	CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO ) .

4. Government Participation

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Country
1,080	1,038	1,101	(6)	Royalties	4,372	3,509	25
1,142	1,071	1,234	(13)	Special Participation	4,845	3,307	47
21	22	30	(27)	Surface Rental Fees	93	107	(13)
119	118	30	293	Foreign	464	38	1,120
2,362	2,249	2,395	(6)	Total	9,774	6,961	40

In 2003, governmental participation in Brazil increased 34% over 2002. This increase was a function of increased oil and gas production, the change in the tax rate charged on the Marlim Sul field, inclusion of the Canto do Amaro and Roncador fields in the taxation for payment of special participation, and the increase in the reference price for domestic petroleum based on international prices and the exchange rate.

5. Reconciliation of Results and Shareholders' Equity

	R$ Million
	Shareholders' Equity	Result
. According to PETROBRAS information as of December 31, 2003	51,520	17,525
. Profit in the sales of products in affiliated inventories	(163)	(163)
. Reversal of profits on inventory in previous years		164
. Capitalized interest	(516)	(219)
. Absorption of negative net worth in affiliated companies (*)	(1,103)	795
. Other eliminations	(371)	(307)
. According to consolidated information as of December 31, 2003	49,367	17,795

* In accordance with CVM Instruction No. 247/96 and CVM Official Circular No. 04/96 (OFÍCIO CIRCULAR/CVM/SNC/SEP/N° 04/96), losses that are considered to be of a non-permanent nature (temporary) on investments evaluated using the net equity method, which investments do not show signs of paralysis or the need for financial help from the investor, should be limited to the value of the investment of the controlling company. Therefore, the losses occasioned by undiscovered liabilities (negative net equity) of controlled companies did not influence the results and the net equity of PETROBRAS in the 4Q03, thus generating a conciliatory item between PETROBRAS' Financial Statements and the Consolidated Financial Statements.

6. Performance of PETROBRAS Shares and ADRs

Nominal Valuation
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002
18.44%	27.71%	31.34%	Petrobras ON	59.28%	0.59%
19.16%	25.97%	25.75%	Petrobras PN	64.66%	-9.29%
16.04%	27.52%	39.24%	ADR- Level III - ON	95.72%	-35.88%
19.65%	25.46%	40.31%	ADR- Level III - PN	98.96%	-39.72%
23.42%	38.88%	30.69%	IBOVESPA	97.33%	-17.01%
3.22%	12.71%	9.87%	DOW JONES	25.32%	-16.76%
10.11%	12.11%	13.95%	NASDAQ	50.01%	-31.53%

The book value of PETROBRAS on December 31, 2003 was R$ 46.98 per share.

7.	Petrobras Energia Participaciones S.A. – PEPSA (ex-Perez Companc S.A. ) and Petrolera Entre Lomas – PELSA (ex-Petrolera Perez Companc S.A. )

On October 17, 2002, PETROBRAS, through an indirectly controlled company, acquired 58.62% of the capital of Perez Companc S.A. (actual Petrobras Energia Participaciones S.A. – PEPSA) and 39.67% of the capital of Petrolera Perez Companc S.A. (actual Petrolera Entre Lomas S.A. - PELSA), and assumed management of the companies on that date.

In order to facilitate comparison of PETROBRAS' economic performance, the following condensed financial statements (pro forma) show the reconciliation of PETROBRAS' consolidated result for the year ended December 31, 2002, without a period lag, as if consolidation of the indirect investments in PEPSA and PELSA had occurred in that fiscal year.

Consolidated Balance Sheet - Pro-forma - 12.31.2002

PETROBRAS and PEPSA/PELSA - CONSOLIDATED

Assets	R$ Million
	PETROBRAS System	PEPSA/PELSA	PETROBRAS and PEPSA/PELSA - CONSOLIDATED
Current Assets	38,431	3,077	41,479
Cash/ Cash Equivalents	11,875	819	12,694
Accounts Receivable	8,027	842	8,840
Inventories	12,209	406	12,615
Others	6,320	1,010	7,330

Non-current Assets	16,267	290	13,720

Fixed Assets	42,562	13,740	55,823
Investments	638	1,649	2,286
Property, Plant & Equipment	41,265	12,091	52,878
Deferred	659	-	659

Total Assets	97,260	17,107	111,022
Liabilities	R$ Million
	PETROBRAS System	PEPSA/PELSA	PETROBRAS and PEPSA/PELSA - CONSOLIDATED
Current Liabilties	29,213	2,914	32,097
Short-term Debt	6,016	1,709	7,724
Suppliers	6,491	700	7,191
Others	16,706	505	17,182

Long-term Liabilities	33,923	8,044	41,967
Long-term Debt	24,786	6,496	31,283
Others	9,137	1,548	10,684

Result of Future Years	404		404

Participation of Minority Shareholders	(605)	466	2,229

Shareholders' Equity	34,325	5,683	34,325
Capital Stock	16,631	4,964	16,631
Reserves	11,518	728	11,518
Net Income	6,176	(9)	6,176

Total Liabilities	97,260	17,107	111,022

Consolidated Income Statement - Pro-forma - Fiscal Year 2002

PETROBRAS and PEPSA/PELSA - CONSOLIDATED

R$ Million
	PETROBRAS System	PEPSA/PELSA	PETROBRAS and PEPSA/PELSA - CONSOLIDATED
Gross Operating Revenues	99,164	1,380	100,491
Sales Deductions	(29,988)	(51)	(30,039)
Net Operating Revenues	69,176	1,329	70,452
Cost of Goods Sold	(44,205)	(836)	(44,988)
Gross Profit	24,971	493	25,464

Operating Expenses
Net Financial Expenses	(3,447)	215	(3,232)
Sales, General & Administrative	(5,200)	(177)	(5,377)
Other	(6,286)	(30)	(6,316)
	(14,933)	8	(14,925)
Participation in Subsidiaries and Associated Companies	1,426	33	1,454

Operating Profit	11,464	534	11,993

Balance Sheet Monetary Correction	606	-	606

Non-operating Income (Expenses)	(170)	(57)	(227)

Income Tax & Social Contribution	(4,009)	(35)	(4,044)

Profit before Employee Profit Sharing Plan and Minority Interest	7,891	442	8,328

Employee Profit Sharing Plan	(444)	-	(444)

Minority Interest	651	(10)	465

Net Income	8,098	432	8,349

8. Controlling Company's Basic Net Income Statement for Dividend Distribution

R$ Million
Fiscal Year
2003
Net Income in the Fiscal Year	17,525
Appropriation:
Legal Reserve	(876)
16,649
(+) Reversal of Reserves/Adjustments:
Adjustment of previous years	2,374
Re-evaluation Reserve	22
(=) Basic Profit for Dividend Purposes	19,045

Proposed dividend, equivalent to 29.65% of basic profit - R$ 5.15 per share (29.61% in 2002, R$ 2.53 per share), comprised of:
Interest on Own Capital	4,551
Dividend	1,096
Total Dividends Proposed	5,647

The dividends proposed in reference to fiscal year 2003 in the amount of R$ 5,647 million (R$ 5.15 per share), are comprised as follows:

DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING	Value per Share ON and PN	Value R$ Million
Interest on Own Capital - Approved by the Board of Directors on 11.13.2003 - Pay on 2.13.04. on the shareholder position of 11.25.2003	3.00	3,290

Interest on Own Capital - Approved by the Board of Directors 2.13.2004 -The payment date will be established at the General Ordinary Meeting to he held on 3.29.2004	1.15	1,261

Dividends -The payment date will be established at the General Ordinary Meeting to be held on 3.29.2004	1.00	1,096

TOTAL DIVIDENDS	5.15	5,647

The proposed dividends include interest on own capital in the amount of R$ 4,551 million (R$ 4.15 per share), subject to 15% withholding tax, except for immune and exempt shareholders. Of this amount, R$ 3,290 million is being made available to shareholders on February 13, 2004 . The dividend balance and the parcel of interest on own capital to be made available will be paid on the date established at the General Ordinary Shareholders Meeting, and the values will be monetarily updated as of December 31, 2003 through the payment date, in accordance with variation of the SELIC rate.

The management of PETROBRAS will send a proposal to the General Extraordinary Meeting to be held in conjunction with the General Ordinary Meeting on March 29, 2004, to increase the Company's capital from R$ 19,863 million to R$ 32,896 million through capitalization of earnings retained in prior years, without the issue of new shares, and with the intent of aligning the Company's capital to investment levels in the petroleum industry, for intensive use of capital and an operating cycle with a long maturation period.

9. Increase of Authorized Capital

On June 10, 2002 , the General Extraordinary Meeting approved a change on the by-law authorizing a capital increase for up to R$ 30 billion independent of by-law reform and by deliberation of the Board of Directors through issue of preferred shares and up to the quantitative limit of 200 million shares.

Considering the capital increases that have occurred since that date and the significant profit made in 2003, the current authorized capital is insufficient to support capitalization of the excess of profit reserves as of December 31, 2003, to the Company's capital, and also the Company's eventual need to issue new preferred shares to be included in cash, goods or capitalized credits.

Therefore, Management is submitting for deliberation at the General Extraordinary Shareholders Meeting, to be held in conjunction with the General Ordinary Meeting on March 29, 2004, a new limit of authorized capital, altering the value from R$ 30 billion to R$ 60 billion.

10. Summary of Losses from Energy Businesses

R$ Million

	RESULT		PROVISION
	2003	2002	MOVEMENT	AMOUNT

Losses realized in 2002		828
Provision in Dec. 2002 for estimated losses in 2003		724	724	724
Complement in March 2003 of estimated losses for 2003	708		708	1,432
Realization of losses in 2003			(1,368)	64
Reversal in Dec. 2003 of the excess provision estimated for 2003	(64)		(64)	0
Provision in Dec. 2003 for estimated losses in 2004	1,479		1,479	1,479

	2,123	1,552

Statement of Results – Controlling Company

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002

26,476	26,578	25,724	Gross Operating Revenues	107,361	82,334
(7,629)	(7,834)	(7,510)	Sales Deductions	(30,488)	(26,014)

18,847	18,744	18,214	Net Operating Revenues	76,873	56,320
(10,154)	(9,937)	(11,909)	Cost of Goods Sold	(40,580)	(35,215)

8,693	8,807	6,305	Gross Profit	36,293	21,105
			Operating Expenses
(905)	(1,220)	(1,155)	Sales, General & Administrative	(4,283)	(3,404)
(316)	(380)	(463)	Cost of Exploration, Drilling & Lifting	(1,279)	(1,143)
(127)	(178)	(152)	Research & Development	(571)	(420)
(164)	(162)	(83)	Taxes	(651)	(800)
(1,291)	(1,749)	(1,993)	Others	(5,948)	(3,833)
			Net Financial Expense
723	800	790	Income	2,292	3,237
(474)	(552)	(669)	Expense	(1,981)	(1,572)
614	(311)	(2,455)	Monetary & Foreign Exchange Correction - Assets	(4,889)	7,851
(721)	381	2,914	Monetary & Foreign Exchange Correction - Liabilities	5,899	(10,050)

142	318	580		1,321	(534)
415	(94)	329	Gains from Investment in Subsidiaries	706	2,201

6,447	5,342	3,368	Operating Profit	25,588	13,172
(46)	(229)	128	Non-operating Income (Expense)	(320)	242
(992)	(1,033)	(658)	Income Tax & Social Contribution	(6,966)	(3,230)
-	(777)	(380)	Employee Profit Sharing Plan	(777)	(380)

5,409	3,303	2,458	Net Income (Loss)	17,525	9,804

Balance Sheet – Controlling Company

Assets	R$ Million
	Dec. 31, 2003	Sep. 30, 2003

Current Assets	39,222	35,120

Cash and Cash Equivalents	20,223	16,022
Accounts Receivable	5,832	5,287
Inventories	8,383	9,011
Others	4,784	4,800

Non-current Assets	33,664	32,090

Petroleum & Alcohol Account	689	685
Subsidiaries, Controlled Companies and Affiliates	23,306	22,278
Ventures under Negotiation	1,584	2,051
Advances to Suppliers	1,022	1,048
Advance for Pension Plan Migration	1,193	1,170
Deferred Taxes and Social Contribution	863	736
Others	5,007	4,122

Fixed Assets	46,912	44,587

Investments	11,817	12,059
Property, Plant & Equipment	34,826	31,985
Deferred	269	543

Total Assets	119,798	111,797

Liabilities	R$ Million
	Dec. 31, 2003	Sep. 30, 2003

Current Liabilities	43,517	37,850

Short-term Debt	1,532	1,093
Suppliers	20,664	19,825
Taxes & Social Contribution Payable	6,494	6,807
Dividends	5,647	3,290
Project Finance and Joint Ventures	3,744	1,535
Pension Fund Obligations	435	272
Others	5,001	5,028

Long-term Liabilities	24,761	23,389

Long-term Debt	9,723	9,157
Subsidiaries & Controlled Companies	4,109	4,424
Pension Fund Obligations	288	474
Health Care Benefits	4,217	4,030
Deferred Taxes & Social Contribution	4,445	4,157
Others	1,979	1,147

Shareholders' Equity	51,520	50,558

Capital Stock	20,202	20,202
Reserves	13,793	16,134
Net Income	17,525	14,222

Total Liabilities	119,798	111,797

Cash Flow Statement – Controlling Company

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2003	2003	2002		2003	2002

5,409	3,303	2,458	Net Income (Loss)	17,525	9,804
(1,144)	5,604	4,838	(+) Adjustments	4,980	10,264

748	804	1,009	Depreciation & Amortization	2,850	3,491
(8)	26	145	Petroleum & Alcohol Account	(15)	(456)
(556)	1,681	1,809	Supply of Oil and Oil By-products Abroad	(1,653)	9,577
(362)	(105)	2,331	Charges on Financing and Affiliated Companies	743	784
(966)	3,198	(456)	Other Adjustments	3,055	(3,132)
4,265	8,907	7,296	(=) Net Cash Generated by Operating Activities	22,505	20,068
3,198	3,543	3,688	(-) Cash used for Cap.Expend.	12,118	10,190

1,678	1,532	2,073	Investment in E&P	6,652	5,930
873	1,348	734	Investment in Refining & Transport	3,628	1,961
65	744	51	Investment in Gas and Energy	855	224
406	(54)	488	Structured Projects Net of Advance	1,019	1,484
-	-	(40)	Dividends	(504)	(80)
176	(27)	382	Other Investments	468	671

1,067	5,364	3,608	(=) Free Cash Flow	10,387	9,878
(2,216)	1,133	5,427	(-) Cash Used in Financing Activities	(1,915)	17,063

3,283	4,231	(1,819)	(=) Net Cash Generated in the Period	12,302	(7,185)

12,739	16,022	9,740	Cash at the Beginning of Period	7,921	15,106
16,022	20,253	7,921	Cash at the End of Period	20,223	7,921

Statement of Added Value – Controlling Company

	R$ Million
	Fiscal Year
Description	2003	2002
Gross Operating Revenue from Sales & Services	107,357	82,551
Raw Materials Used	(7,841)	(7,081)
Products for Resale	(4,595)	(5,975)
Materials, Energy, Services & Others	(18,563)	(10,674)

Value Added Generated	76,358	58,821

Depreciation & Amortization	(2,850)	(3,491)
Participation in Associated Co., Amort. of Premium/Discount	706	2,201
Net Financial Income	1,382	5,486

Total Distributable Value Added	75,596	63,017

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	3,612	2,595
Government Entities
Taxes, Fees and Contributions	39,244	30,665
Government Participation	9,310	6,923
Deferred Income Tax & Social Contribution	(86)	181

	48,468	37,769
Financial Institutions and Suppliers
Financial Expenses, Rent & Freight, Interests	5,991	12,849

Shareholders
Dividends	5,647	2,761
Net Income	11,878	7,043

	17,525	9,804

http: //www.petrobras.com.br/ri/ english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4 th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.